SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 0-28459

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q

☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2006

________________________

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

GENIO GROUP, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4020 South 57th Avenue Suite 204

Address of Principal Executive Office (Street and Number)

Lake Worth, Florida 33463

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Subsequent to the quarter ended March 31, 2006, the registrant appointed Robert Irving Jarkow to the positions of Chief Executive and Chief Financial Officers to replace Matthew J. Cohen who resigned from his position as the registrant’s Chief Executive Officer effective on April 4, 2006. Accordingly, due to the timing of such event the performance of the necessary review procedures to provide the certifications mandated under sections 302 and 906 of the Sarbanes-Oxley Act of 2002 for the quarter ended March 31, 2006 could not be completed by May 15, 2006 without unreasonable effort or expense. The registrant believes that the Quarterly Report on Form 10-QSB for such period will be available for filing on or before May 22, 2006.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Irving Jarkow	561-279-0140
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that the results of operations for the three and six month periods ended March 31, 2006, will be materially different from the same periods in the prior year. The anticipated unaudited results of operations for the three and six month periods ended March 31, 2006 compared to the same periods in prior year are as follows: (i) in 2006, the net sales were $ 0 and $ 0, respectively, compared to $ 0 and $ 320,330, respectively, in 2005; (ii) in 2006, the net losses were approximately $119,381 and $331,373, respectively, compared to $874,272 and $2,884,527, respectively, in 2005; and (iii) in 2006, the losses per share were approximately $0.002 and $0.006, respectively, compared to $0.03 and $0.10, respectively, in 2005.

GENIO GROUP, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 05/15/06	By:	/s/ Robert Irving Jarkow
Name: Robert Irving Jarkow
Title: Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.